FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Plan fiscal year ended December 31, 2007

Commission File Number 1-812

HAMILTON SUNDSTRAND de PUERTO RICO

SAVINGS PLAN

UNITED TECHNOLOGIES CORPORATION

One Financial Plaza

Hartford, Connecticut 06103

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Index to Financial Statements

December 31, 2007 and 2006

FINANCIAL STATEMENTS OF THE

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Hamilton Sundstrand de Puerto Rico

Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hamilton Sundstrand de Puerto Rico Savings Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut

June 25, 2008

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31, 2007	December 31, 2006
Assets:
Investments, at fair value	$9,076,781	$7,207,179
Contributions receivable:
Participants’	21,731	19,692
Employer’s	4,419	4,415
Income receivable	306	1,015

Net Assets Available for Benefits	$9,103,237	$7,232,301

The accompanying notes are an integral part of these financial statements.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007
Additions to net assets attributed to:
Investment Income:
Interest	$75,558
Dividends	126,518
Net appreciation in fair value of investments	451,779
Contributions:
Participants’	1,231,008
Employer’s	430,319

Total additions	2,315,182

Deductions from net assets attributed to:
Distributions to participants or beneficiaries	444,246

Total deductions	444,246

Net increase	1,870,936

Net Assets Available for Benefits, December 31, 2006	7,232,301

Net Assets Available for Benefits, December 31, 2007	$9,103,237

The accompanying notes are an integral part of these financial statements.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF THE PLAN

General. The Hamilton Sundstrand de Puerto Rico Savings Plan, formerly known as the Sundstrand de Puerto Rico Employee Savings Plan (the “Plan”), is a defined contribution plan, which is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), covering all employees of Hamilton Sundstrand de Puerto Rico, Inc., an indirect subsidiary of United Technologies Corporation (“UTC” or “Employer”). The following is a brief description of the Plan. A complete description of the provisions of the Plan can be obtained by referring to the prospectus and summary plan description as well as the Plan document, which are available from UTC.

Contributions and Vesting. Participants may elect to contribute up to 10 percent of pre-tax eligible compensation, as defined and may make additional after-tax contributions through payroll deductions subject to statutory limits. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2007, the Plan offered seven investment options to participants: three growth funds, one income fund, two money market funds and UTC Common Stock.

The company matching contribution is equal to 100 percent of the participant’s eligible contributions from the first 2 percent of base pay, as defined. Employer and participant contributions are deposited into the investment funds in accordance with the participants’ elections.

Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. Employer contributions, plus actual earnings thereon, become fully vested after three years of eligible service.

Participant Accounts. Based on the participant’s account balance, the Plan allocates interest, dividends, realized and unrealized gains and losses on investments of the funds directly to each participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeited balances of terminated participants’ nonvested employer contribution amounts are allocated to participant accounts in accordance with the Plan document. For the year ended December 31, 2007, approximately $38,300 of forfeitures were allocated to participants accounts while approximately $33,900 have yet to be allocated. In 2007, the Plan was amended to use forfeitures to reduce the employer contribution to the Plan; the effective date of the amendment was January 1, 2008.

Voting Rights. UTC Common Stock is voted by Banco Popular, the trustee, at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in the stock. All shares of employer stock for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All UTC Common Stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares.

Trustee and Recordkeeper. Banco Popular de Puerto Rico, the Plan trustee and recordkeeper, holds all of the Plan’s assets and performs participant account recordkeeping services.

Participant Loans. Participants may elect to borrow from their account balances a minimum of $500 up to a maximum of $50,000 or 50 percent of their account balances, whichever is less. The interest rate on participant loan withdrawals during 2007 was 9 percent.

Payment of Benefits. Generally, on termination of service due to death, disability, or retirement, benefits are paid in a lump sum to a terminating participant.

NOTE 2 – SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition. The Plan’s investments are stated at fair value as determined by the Plan trustee, typically by reference to published market data. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The UTC Common Stock is valued at its year-end unit closing price. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Net appreciation/depreciation in fair value of investments includes realized and unrealized gains and losses.

Plan Expenses. Administrative expenses, such as trustee, custodial, legal, audit and recordkeeping fees, were paid directly by the Employer in 2007.

Payments of Benefits. Benefit payments to participants or beneficiaries are recorded upon distribution.

Use of Estimates. The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements, and changes therein, during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties. The Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 3 – INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2007	2006
UTC Common Stock, 29,057 and 24,089 units, respectively	$2,224,023	$1,506,044
DWS Equity 500 Index Fund, 11,945 and 11,089 units, respectively	$1,985,513	$1,780,228
Plan Participants Loans Receivable, 9 percent interest, terms ranging from 1 to 9 years	$1,460,401	$1,173,058
Federated Government Obligations Fund, 1,191,701 and 703,791 units, respectively	$1,191,701	$703,791
DWS U.S. Bond Index Fund, 80,121 and 74,527 units, respectively	$824,450	$751,978
Vanguard Small Cap Index Fund, 14,541 and 15,656 units, respectively	$473,739	$510,685
Deutsche Cash Management Fund Institutional, 455,380 and 417,168 units, respectively	$455,380	$417,168

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $451,779. UTC Common Stock appreciated by $353,398 and mutual fund investments appreciated by $98,381.

NOTE 4 – RELATED-PARTY TRANSACTIONS

Banco Popular de Puerto Rico, the Plan trustee and recordkeeper, manages certain Plan investment options. These transactions qualify as party-in-interest transactions.

The Plan holds common shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions.

The Plan invests in UTC Common Stock. During the year ended December 31, 2007, the Plan purchased units of UTC Common Stock in the amount of $477,670, sold units of UTC Common Stock in the amount of $113,089, and had net appreciation on the UTC Common Stock in the amount of $353,398. The total value of the Plan’s interest in UTC Common Stock was $2,224,023 and $1,506,044 at December 31, 2007 and 2006, respectively.

NOTE 5 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

NOTE 6 – TAX STATUS

The Puerto Rico Department of Treasury ruled on June 1, 1994 that the Plan qualifies under section 165(a) of the Income Tax Act of 1954 (the “Act”), as amended. Therefore, the related trust is not subject to tax under present Puerto Rico income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Act.

SUPPLEMENTAL SCHEDULE

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost value	Current value
*	United Technologies Corporation	Common Stock, $1.00 par value	**	$2,224,023
	DWS Equity 500 Index Fund	Mutual Fund	**	1,985,513
*	Plan Participants	Loans Receivable, 9 percent interest, terms ranging from 1 to 9 years	—	1,460,401
	Federated Government Obligations Fund	Money Market Fund	**	1,191,701
	DWS U.S. Bond Index Fund	Mutual Fund	**	824,450
	Vanguard Small Cap Index Fund	Mutual Fund	**	473,739
	Deutsche Cash Management Fund Institutional	Money Market Fund	**	455,380
	DWS EAFE Equity Fund Index	Mutual Fund	**	382,024
*	Banco Popular Time Deposit Open Account	Interest-Bearing Cash Account	**	79,550

				$9,076,781

*	Indicates an identified person known to be a party-in-interest to the Plan.
**	Cost has been omitted as investment is participant directed.

SUPPLEMENTAL SCHEDULE

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

For the Year Ended December 31, 2007

Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transaction
Participant contributions and loan repayments withheld by the plan sponsor on November 25, 2007 that were not remitted to the trust until January 2, 2008.	$21,731

SIGNATURE

The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HAMILTON SUNDSTRAND de PUERTO RICO SAVINGS PLAN

Dated: June 25, 2008	By:	/s/ Natalie Morris
Natalie Morris Director, Employee Benefits and Human Resources Systems United Technologies Corporation

EXHIBIT INDEX

(23)	Consent of Independent Registered Public Accounting Firm *

*	Submitted electronically herewith.